SEC FILE NUMBER 811-21039
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AIG SUNAMERICA LIFE ASSURANCE COMPANY

Full Name of Registrant

ANCHOR NATIONAL LIFE INSURANCE COMPANY

Former Name if Applicable

1 SunAmerica Center

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90067-6022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K (the “Form 10-K”) of AIG SunAmerica Life Assurance Company (the “Company”) for the fiscal year ended December 31, 2004 could not be filed within the prescribed time period as a result of the Company’s ultimate parent company, American International Group, Inc. (the “Parent”) not filing its Annual Report on Form 10-K within the prescribed time period applicable to the Parent. In the past, the Company has relied on Instruction I to Form 10-K to omit certain information from its Form 10-K; however, because the Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 has not been filed, the Company cannot currently rely on Instruction I. At this time, the Company does not have all the necessary information prepared and audited to file its Form 10-K without the ability to rely on Instruction I.

The Company currently expects that its Form 10-K for the fiscal year December 31, 2004 will be filed within 15 calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

N. Scott Gillis (Name)	818 (Area Code)	251-4700 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company anticipates reporting an increase of approximately 70% in pretax income before cumulative effect of accounting change over 2003.

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AIG SUNAMERICA LIFE ASSURANCE COMPANY

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2005	By	/s/ N. Scott Gillis
N. Scott Gillis, Senior Vice President & Chief Financial Officer

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